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                                     FORM RW

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                   REQUEST FOR WITHDRAWAL PURSUANT TO RULE 477
                        UNDER THE SECURITIES ACT OF 1933






                             VAN KAMPEN HARBOR FUND


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                                                                    May 23, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


          Re: Van Kampen Harbor Fund's Registration Statement on Form N-14 (File No. 333-37484) - Withdrawal Request

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Van Kampen Harbor Fund, a registered open-end investment company (the "Registrant"), hereby requests that the Securities and Exchange Commission (the "Commission") permit withdrawal of the Registrant's Registration Statement on Form N-14, filed May 19, 2000 (File No. 333-37484), together with all exhibits thereto (the "Registration Statement"). The Registrant's Registration Statement EDGAR filing form type should have been identified as "N-14AE" but was incorrectly filed under the EDGAR filing form type "N-14". The Registrant has refiled its registration statement on Form N-14 under the correct form type on May 22, 2000 and requests that an order granting the withdrawal of the initial Registration Statement be issued by the Commission as soon as practicable.

     If you have any questions or comments or require further information or documentation, please do not hesitate to call James Boyne at (630) 684-6327 or Charles B Taylor at (312) 407-0863.



                                            VAN KAMPEN HARBOR FUND

                                             By:  /s/ A. Thomas Smith, III
                                                  Vice President and Secretary




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